SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 7, 2005
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☒      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___.
     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES
PROTHERICS PLC BLOCK LISTING
NOTIFICATION OF MAJOR INTERESTS IN SHARES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: October 7, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS PLC BLOCK LISTING
7 October 2005: Protherics PLC (“Protherics” or the “Company”) made an application to London Stock Exchange plc and the UK Listing Authority on 7 April 2005 for the block listing of 5,853,134 ordinary shares which may be exercised under the Company’s various share option schemes and individual share option agreements (the “Schemes”).
The Company reports that in the period to 7 October 2005, options over 182,825 ordinary shares were exercised, leaving a balance of 5,670,309 ordinary shares which may be exercised under the Block Listing. Options arising from the Schemes expire at different times up to January 2012. The ordinary shares rank pari passu with the existing ordinary shares in the capital of the Company.
In total, there are 244,873,943 ordinary shares in the capital of the Company in issue.

Enquiries:

Protherics PLC	+44 (0) 1928 518000
Barry Riley, Finance Director

Financial Dynamics
David Yates/ Ben Atwell (London)	+44 (0) 20 7269 7223
Jonathan Birt/ John Capodanno (New York)	+1 212 850 5600
An electronic version of this will be available at: www.protherics.com

PROTHERICS PLC
NOTIFICATION OF MAJOR INTERESTS IN SHARES
7 October 2005: Protherics PLC (“the Company”) has received notification on 6 October 2005 on behalf of Fidelity International Limited and its direct and indirect subsidiaries (being non-beneficial holders) that they have disclosable interests in 11,691,607 ordinary shares, representing 4.77% of the issued share capital of the Company.

For further information contact:

Protherics PLC
Barry Riley, Finance Director	+44 (0) 1928 518 000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics
David Yates/ Ben Atwell (London)	+44 (0) 20 7831 3113
Jonathan Birt / John Capodanno (New York)	+1 212 850 5600
An electronic version of this will be available at: www.protherics.com

PROTHERICS PLC
NOTIFICATION OF MAJOR INTERESTS IN SHARES
7 October 2005: Protherics PLC (“the Company”) has received notification on 7 October 2005 on behalf of Framlington Investment Management Limited that it has a disclosable interest in 30,106,615 ordinary shares, representing 12.29% of the issued share capital of the Company.

For further information contact:

Protherics PLC
Barry Riley, Finance Director	+44 (0) 1928 518 000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics
David Yates/ Ben Atwell (London)	+44 (0) 20 7831 3113
Jonathan Birt / John Capodanno (New York)	+1 212 850 5600
An electronic version of this will be available at: www.protherics.com